                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G
                      (AMENDMENT NO. _____________)*

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             360networks inc.
                             ----------------
                             (Name of Issuer)

                         SUBORDINATE VOTING SHARES
                         -------------------------
                      (Title of Class of Securities)

                                88575T 20 5
                                -----------
                              (CUSIP Number)

                              Mark H. Swartz
                         Executive Vice President
                          Tyco International Ltd.
                      The Zurich Centre, Second Floor
                             90 Pitts Bay Road
                          Pembroke HM 08, Bermuda
                              (441) 292-8674

                              With copies to:

 Meredith B. Cross, Esq.                            Fati Sadeghi, Esq.
Wilmer, Cutler & Pickering                       Senior Corporate Counsel
   2445 M Street, N.W.                         Tyco International (US) Inc.
  Washington, D.C. 20037                              One Tyco Park
      (202) 663-6000                                 Exeter, NH 03833
                                                      (603) 778-9700

                        -------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                             December 31, 2000

          (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO.       88575T 20 5                                   PAGE 2 OF 7 PAGES
            ----------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS  Tyco International Ltd.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION  Bermuda


--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          58,001,359
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            58,001,359
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,001,359
--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.48%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.       88575T 20 5                                   PAGE 3 OF 7 PAGES
            ----------------


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS  Tyco International Group S.A.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION  Luxembourg


--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          58,001,359
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            58,001,359
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,001,359
--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.48%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.       88575T 20 5                                   PAGE 4 OF 7 PAGES
            ----------------


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS  Tyco Group s.a.r.l.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [     ]

         (b) [ X ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION  Luxembourg


--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          58,001,359
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            58,001,359
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,001,359
--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.48%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ITEM 1.  (a)   NAME OF ISSUER:

               360networks inc.

         (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1500-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1

ITEM 2.  (a)   NAMES OF PERSONS FILING:

               Tyco International Ltd.
               Tyco International Group S.A.
               Tyco Group s.a.r.l.

         (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               Tyco International Ltd.
               The Zurich Centre, Second Floor
               90 Pitts Bay Road
               Pembroke HM 08, Bermuda

               Tyco International Group S.A.
               6, avenue Emile Reuter
               Second Floor
               L-2420 Luxembourg

               Tyco Group s.a.r.l.
               6, avenue Emile Reuter
               Second Floor
               L-2420 Luxembourg

         (c)   CITIZENSHIP:

               Tyco International Ltd. - Bermuda
               Tyco International Group S.A. - Luxembourg
               Tyco Group s.a.r.l. - Luxembourg

         (d)   TITLE OF CLASS OF SECURITIES:  Subordinate Voting Shares

         (e)   CUSIP NUMBER:  88575T 20 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-l(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
         (b)   [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).,
         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
         (e)   [ ] An investment adviser in accordance with
                   Section 240.13d-l(b)(1)(ii)(E);
         (f)   [ ] An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(1)(ii)(F);
         (g)   [ ] A parent holding company or control person in accordance with
                   Section 240.13d-1 (b)(1)(ii)(G);
         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)   [ ] Group, in accordance with Section 240.13d-l(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         (a)   Amount beneficially owned:  58,001,359
         (b)   Percent of class:  8.48%
         (c) Tyco International Ltd., Tyco International Group S.A., and Tyco Group s.a.r.l. have shared voting and dispositive power as to 58,001,359 shares, representing 8.48% of 360networks inc.'s outstanding Subordinate Voting Shares. The total number of shares outstanding is the number of shares outstanding as of May 31, 2000, as disclosed in 360networks inc.'s Form 20-F for the fiscal year ended December 31, 1999. None of Tyco International Ltd., Tyco International Group S.A., or Tyco Group s.a.r.l. has sole voting or dispositive power. Tyco International Group S.A. is a direct wholly-owned subsidiary of Tyco International Ltd. Tyco Group s.a.r.l. is an indirect wholly-owned subsidiary of Tyco International Ltd. and is a direct wholly-owned subsidiary of Tyco International Group S.A.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit 99.1 to this filing.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

Not applicable.

                                   SIGNATURES


      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                    TYCO INTERNATIONAL LTD.

                                    By:     /s/ Mark H. Swartz
Date:  February 8, 2001                    --------------------------------
                                    Name:  Mark H. Swartz
                                    Title: Executive Vice President and Chief Financial Officer


                                    TYCO INTERNATIONAL GROUP S.A.

Date:  February 8, 2001             By:     /s/ Richard W. Brann
                                           --------------------------------
                                    Name:  Richard W. Brann
                                    Title: Managing Director

                                    TYCO GROUP s.a.r.l.

Date:  February 8, 2001             By:     /s/ Richard W. Brann
                                           --------------------------------
                                    Name:  Richard W. Brann
                                    Title: General Manager

                                  EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION

99.1                    Item 8 Exhibit

99.2                    Agreement of Joint Filing




                                      E-1